FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2007

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

       Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. (the "Company") on February 12, 2007 announcing that the Company has scheduled its fourth quarter and year-end 2006 earnings release, dividend declaration and conference call.

                                                               Exhibit 1



                                         Corporate Contact:
                                         Ioannis Zafirakis
                                         Director and Vice-President
                                         Telephone: + 30-210-9470100
                                         Email: izafirakis@dianashippinginc.com
For Immediate Release
                                         Investor and Media Relations:
                                         Edward Nebb
                                         Euro RSCG Magnet
                                         Telephone: + 1-212-367-6848
                                         Email: ed.nebb@eurorscg.com


     DIANA SHIPPING INC. SCHEDULES FOURTH QUARTER AND YEAR-END 2006 EARNINGS
                RELEASE, DIVIDEND DECLARATION AND CONFERENCE CALL


ATHENS, GREECE, February 12, 2007 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that its financial results for the fourth quarter and year ended December 31, 2006, are scheduled to be released after the close of the U.S. financial markets on Wednesday, February 21, 2007.

     The declaration of the Company's cash dividend for the quarter ended December 31, 2006 also will be announced at that time.

     The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, February 22, 2007.

     Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". The conference call also may be accessed by telephone by dialing 1-877-692-2086 (for U.S.-based callers) or 1-973-935-8599 (for international callers).

     A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must use the PIN number 8431680.

About the Company

     Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

                                      # # #

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DIANA SHIPPING INC.
                                                   (registrant)


Dated:  February 13, 2007                      By:  /s/ Anastassis Margaronis
                                                    --------------------------
                                                    Anastassis Margaronis
                                                    President








SK 23159 0002 747816